

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2011

Via E-mail
Robert C. Sims
President and Chief Executive Officer
Crossroads Systems, Inc.
11000 North Mo-Pac Expressway
Austin, TX 78759

> **Re:     Crossroads Systems, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 19, 2011**
> **File No. 333-172792**

Dear Mr. Sims:

We have reviewed your registration statement and response letter dated July 19, 2011 and have the following comments. Unless otherwise indicated, where prior comments are referenced, they refer to our letter dated July 5, 2011.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

1.    We note the amount of IP license revenues applicable to past usage as provided in your response to prior comment 6.  Please revise the Overview section of MD&A to include a discussion regarding how the success of your IP Licensing campaign and your ability to collect amounts for past usage of your technology could impact the company's liquidity, capital resources or results of operations.  In this regard, we note that the amounts for past usage as reflected in your historical financial statements have fluctuated from period to period and, to the extent that the number of new customers resulting from this campaign decreases, historical results may not be indicative of future performance.  Accordingly, revise to include a qualitative and quantitative discussion of these potential trends and uncertainties pursuant to Section III.B.3 of SEC Release No. 33-8350 and Item 303 of Regulation S-K.

2.    In addition, in an effort to add further context to your discussion of the fluctuations in revenue for each period, please revise your results of operations disclosures to include a breakdown of your IP license, royalty and other revenue line item by (a) IP royalties for past shipments, (b) ongoing IP royalties, (c) IP royalties from HP and (d) other services.

Notes to Consolidated Financial Statements

Financial Statements for the Six Months Ended April 30, 2011

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-5

3.      We note from your response to prior comment 1 that when establishing estimated selling price for your hardware and software elements, the company uses either the list price of the deliverable less a discount or the cost to provide the product or service plus a margin.  Please explain further how you determine under what circumstances and for which products or services you apply each of these methodologies.  In addition, explain further your reference to "services" in your response.  In this regard, we note that the company is able to establish VSOE of fair value for your PCS services.  Please tell us what other services are included in your arrangements for which you establish fair value based on estimated selling price.  Please revise your disclosures accordingly to address the information provided in your response to this comment.

Financial Statements for the Year Ended October 31, 2010

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-21

4.      With regards to the information provided in response to prior comment 6, please explain further the following:

- You indicate that the licensee reports the shipments to the company so you can allocate the amounts already shipped at the determined rate.  Please explain further how you determine the royalty rates used in calculating the portion of the fee that you allocate towards past usage and recognize as revenue upon signing and specifically tell us what you mean when you state the rate is based on "historical experience and an analysis of each licensee's sales results;"
- Tell us the rates, or range of rates, charged for past usage in your IP licenses agreements and how such rate(s) compare to the amounts charged for future usage;
- You indicate that the company determined there were no amounts received related to the litigation settlement element.  Please explain further your basis for this conclusion.   Also, please clarify what percentage of the IP license fee that you collect at the time of the agreement would typically be allocated to past usage using the calculations noted herein and what percentage would apply to settlement litigation had you allocated such amounts accordingly;
- Describe the terms of a typical IP license agreement and tell us if the agreement specifically refers to the fact that the proceeds relate to past usage, future usage, cross-licensing and

settlement. Please provide a sample copy of a typical IP license agreement that involves litigation; and

- Please revise your disclosures in Note 2 as it relates to IP agreements that involve litigation and consideration for past usage to further explain how the company determines the amount of revenue from past usage similar to the information provided in your response.

Note 9. Commitments and Contingencies

Legal Proceedings, page F-29

5.      We note from your response to prior comment 7 that the company discloses contingencies "when there is at least a reasonable possibility that a material loss may have been incurred and that loss or range of loss, can be estimated as of the reporting date."  In addition, your revised disclosures on pages F-10 and F-29 indicate that the company had no legal claims or other contingencies for which "the range of probable loss was material."   It is unclear from your response whether you are referring to the likelihood of a loss or the likelihood that a loss would be material.  ASC 450 requires disclosure of the former.  Please clarify the intent of your response.  In addition,  if the there is at least a <u>reasonable possibility</u> that a loss exceeding amounts already recognized may have been incurred, you must either disclose the estimated additional loss or range of loss; or if true, state that the estimate of the additional loss or range of loss is immaterial; or state that such an estimate cannot be made. We refer you to ASC 450-20-50.  Please revise your disclosures accordingly.

6.      In addition, your revised disclosures indicate that the company had no legal claims or other contingencies for which a "material loss contingency was accrued."  Please clarify for us whether you accrued for any contingencies that were both probable and reasonably estimable.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters.  Please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477, or me at (202) 551-3462, with any other questions.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Branch Chief - Legal

cc:     <u>Via E-mail</u>
        Douglas M. Berman
        Hunton & Williams LLP